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Erik Shultz · 3rd
Realtor at RE/MAX Properties East
United States · **Contact info**

185 connections

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 **RE/MAX Properties East**

 **Eastern Kentucky University**

Experience



Realtor
RE/MAX Properties East
Sep 2020 – Present · 1 yr

Agency Manager
Steve Shultz, State Farm Insurance
Oct 2007 – Jul 2020 · 12 yrs 10 mos



Training Consultant, SME
Kentucky Farm Bureau Mutual Insurance Company
Sep 2006 – Oct 2007 · 1 yr 2 mos
Louisville, KY

Founder & President
H.S.I., LLC

May 2001 – Nov 2006 · 5 yrs 7 mos



Property Claims Adjuster
Pilot Catastrophe Service
Sep 2004 – Jan 2005 · 5 mos
Pensacola, Florida

Show 1 more experience ⌄

Education



Eastern Kentucky University
BBA, Insurance
1984 – 1988
Activities and Societies: Gamma Iota Sigma, an International CollegiateProfessional Fraternity for students pursuing careers in risk Management, Insurance and Actuarial Science. Phi Kappa Tau Fraternity, President, Treasurer

Volunteer experience



Oldham County Advisory Board Member
American Red Cross
Aug 2012 – Aug 2018 · 6 yrs 1 mo
Disaster and Humanitarian Relief



